UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 9)

Omega Healthcare Investors, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

681936100

(CUSIP Number)

Kymberlyn K. Janney

Explorer Holdings, L.P.

3232 McKinney Avenue, Suite 890

Dallas, Texas 75204-2429

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 681936100	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Explorer Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power 18,118,246 9. Sole Dispositive Power None 10. Shared Dispositive Power 18,118,246

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,118,246

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 41.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 681936100	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Explorer Holdings GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power 18,118,246 9. Sole Dispositive Power None 10. Shared Dispositive Power 18,118,246

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,118,246

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 41.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 681936100	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hampstead Investment Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power 18,118,246 9. Sole Dispositive Power None 10. Shared Dispositive Power 18,118,246

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,118,246

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 41.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 681936100	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald J. McNamara

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 557,258** 8. Shared Voting Power 18,118,246** 9. Sole Dispositive Power 557,258** 10. Shared Dispositive Power 18,118,246**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,675,504

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 42.8%**

14.	Type of Reporting Person (See Instructions) IN

**	Mr. McNamara may be deemed to beneficially own, due to his relationship with Explorer Holdings, L.P., the 18,118,246 shares of common stock owned by Explorer. Mr. McNamara also (i) owns 166,366 shares of common stock directly, (ii) holds options for 13,000 shares of common stock, of which 8,665 are exercisable immediately or in the next 60 days, (iii) may be deemed to have beneficial ownership of 1,466 shares of common stock held by a trust established by Mr. McNamara for non-family members of which Mr. McNamara is the trustee, (iv) may be deemed to have beneficial ownership of 7,546 shares of common stock held by a charitable foundation established by Mr. McNamara of which Mr. McNamara has voting and investment control, and (v) may be deemed to have beneficial ownership of 373,215 shares of common stock held by a partnership established by Mr. McNamara for the benefit of certain members of Mr. McNamara’s family, of which Mr. McNamara may be deemed to have voting or investment power. Mr. McNamara disclaims beneficial ownership of all shares held by Explorer and the trust, charitable foundation and partnership discussed above.

CUSIP No. 681936100	13D	Page 6 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daniel A. Decker

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 14,355** 8. Shared Voting Power 18,118,246** 9. Sole Dispositive Power 14,355** 10. Shared Dispositive Power 18,118,246**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,132,601**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 41.6%**

14.	Type of Reporting Person (See Instructions) IN

**	Mr. Decker may be deemed to beneficially own, due to his relationship with Explorer Holdings, L.P., the 18,118,246 shares of common stock owned by Explorer. Mr. Decker also (i) owns 5,690 shares of common stock directly and (ii) holds options for 13,000 shares of common stock, of which 8,665 are exercisable immediately or in the next 60 days. Mr. Decker disclaims beneficial ownership of all shares held by Explorer.

Page 7 of 9 Pages

This amendment to Schedule 13D/A amends and supplements the information set forth in the Statement on Schedule 13D filed on May 25, 2000, as amended on April 19, 2001, September 20, 2001, October 29, 2001, November 26, 2001, February 22, 2002, March 28, 2002, April 18, 2002, and May 15, 2002 (as amended, the “Statement”) by the Reporting Persons.

Item 1. Security and Issuer.

This amendment relates to the common stock, par value $0.10 (the “Common Stock”), of Omega Healthcare Investors, Inc. (the “Company”) and the Series C Convertible Preferred Stock, par value $1.00 (the “Series C Preferred”), of the Company.

Item. 2. Identity and Background

The address of the principal executive offices of each Reporting Person is 3232 McKinney Avenue, Suite 890, Dallas, Texas 75204-2429.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following at the end thereof:

On February 5, 2004 the Company and Explorer entered into a Repurchase and Conversion Agreement dated as of February 5, 2004 (“Repurchase Agreement”). Pursuant to the Repurchase Agreement, Explorer granted the Company the right through February 27, 2004 to purchase up to 700,000 shares of Series C preferred at a negotiated price of $145.92 per share, subject to a minimum purchase of $100 million. Explorer also agreed if the repurchase option was exercised, it would, immediately after the repurchase, convert all its remaining Series C preferred into Common Stock at a conversion price of $6.25 per share in accordance with the terms of the Series C Preferred.

On February 10, 2004, the Company completed an offering of preferred stock in which it received net proceeds of approximately $114.9 million. Simultaneously with the completion of the offering of the Series D Preferred Stock, the Company repurchased 700,000 shares of Series C Preferred held by Explorer for an aggregate purchase price of $102,144,000 in accordance with the Repurchase Agreement. Following the repurchase, Explorer converted its remaining 348,420 shares of Series C Preferred into 5,574,720 shares of Common Stock.

Except as contemplated by the Repurchase Agreement, none of the Reporting Persons currently has any plan to sell its Shares, or acquire additional Shares, or take any other action described in Item 4. However, depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may dispose of, in the open market or in private transactions, all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire. In order to provide flexibility should it desire to sell all or a portion of its Shares, Explorer has requested under its Registration Rights Agreement with the Company that the Company file a shelf registration statement with the Securities Exchange Commission that would be available for sales of Shares by Explorer from time to time. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended to read in its entirety as follows:

(a) Each of the Reporting Persons, other than Messrs. McNamara and Decker, beneficially owns 18,118,246 shares of Common Stock. Based on the number of shares of Common Stock reported to be outstanding as of February 5, 2004 as adjusted to reflect the transactions described herein, such shares

Page 8 of 9 Pages

represent 41.5% of the Company’s outstanding shares of Common Stock. None of the Reporting Persons beneficially owns any shares of the Series C Preferred.

Messrs. Decker and McNamara may be deemed to beneficially own all shares held by Explorer by virtue of their relationship with Explorer and additional shares of Common Stock described on pages 5 and 6 of this Statement.

Item 5(c) is hereby amended to add the following at the end thereof:

(c) As described in Item 4, on February 10, 2004, (1) the Company repurchased 700,000 shares of Series C Preferred held by Explorer for an aggregate purchase price of $102,144,000 ($145.94 per share) and (2) Explorer converted its remaining 348,420 shares of Series C Preferred into 5,574,720 shares of Common Stock at a conversion price of $6.25 per share in accordance with the terms of the Series C.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Items 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Repurchase and Conversion Agreement, dated as of February 5, 2004, by and between Explorer Holdings, L.P. and

                   Omega Healthcare Investors, Inc.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, and agree that this Statement may be filed collectively on behalf of each of the undersigned by Explorer Holdings, L.P., Explorer Holdings GenPar, LLC, Hampstead Investment Partners III, L.P., Donald J. McNamara and Daniel A. Decker.

Date: February 10, 2004

EXPLORER HOLDINGS, L.P.

By:	Explorer Holdings GenPar, LLC, its General Partner

	By:	/s/ Kymberlyn K. Janney
Kymberlyn K. Janney Authorized Officer

EXPLORER HOLDINGS GENPAR, LLC

By:	/s/ Kymberlyn K. Janney
Kymberlyn K. Janney Authorized Officer

HAMPSTEAD INVESTMENT PARTNERS III, L.P.

By:	Hampstead Investment Partners III GenPar, L.P., its General Partner

	By:	Hampstead GenPar III, LLC, its General Partner

		By:	/s/ Kymberlyn K. Janney
Kymberlyn K. Janney Authorized Officer

/s/ Kymberlyn K. Janney*
Donald J. McNamara

/s/ Kymberlyn K. Janney*
Daniel A. Decker

*	Pursuant to Power of Attorney previously filed.